Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 6:   <u>Activities of Service Providers</u>

     a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

        Yes ☒   No ☐

        If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

        BofAS does not have any employees solely responsible for Instinct X. BofAS considers Subscribers' order and execution-related information, conditional placements, and data or analytics related to a Subscriber's transactions to be confidential trading information subject to protection (with the exception of post-execution transaction information typically of the type made public under reporting rules or regulations, or of an aggregated nature). Set forth below are the shared employees that service both Instinct X and BofAS or a BofAS Affiliate and have access to Subscriber confidential trading information and the basis for such access.

        TECHNOLOGY GROUPS--Various technology-related groups, e.g., development teams and application support teams, within Bank of America, N.A. ("BANA") are responsible for the operation and stability of the infrastructure of all BANA systems, including BofAS systems. For BANA, these groups are responsible for developing, monitoring, and testing various systems. For Instinct X, dedicated subsets of these groups serve as developers or network engineers for Instinct X and are responsible for reviewing and testing Instinct X's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to Instinct X's real-time production environment. Accordingly, a small number of technology-oriented employees have the ability to access log files containing Subscriber order, conditional placement, and execution information to support the operation and infrastructure of the ATS.

        MARKET ACCESS GROUP ("MAG")--The MAG team is a dedicated support team within BofAS's ETS business unit identified in Part II, Item 1(a) that assists Clients with direct market access to the U.S. equities and options markets, including Instinct X. For BofAS, the MAG team's responsibilities include integrating new electronic trading Clients, inputting approved risk limits, maintaining Clients' trading system configurations, and managing the operation of various market access gateways. For Instinct X,

members of the MAG team are responsible for addressing BofAS Client inquiries related to connectivity to Instinct X and real-time trading activity and can access real-time and post-trade Subscriber order, conditional placement, and execution information in connection with executing their duties

ELECTRONIC TRADING PRODUCTS ("ET Products")--The ET Products team is a dedicated support team within BofAS's ETS business unit identified in Part II, Item 1(a) that manages BofAS's various electronic trading products, including Instinct X. For BofAS, the ET Products group is responsible for managing products such as the BofAS SOR, BofAS algorithms, and other market access components, and for compiling data and analytics in response to Client and/or BofAS governance requests. For Instinct X, a subset of the ET Products group is responsible for managing Instinct X and for compiling data and analytics in response to requests from Subscribers and the ATS Working Group. These employees have access to post-trade Subscriber order, conditional placement, and execution information for purposes of responding to such requests.

SALES AND TRADING--BofAS Sales and Trading employees within the EES, ECS, and ESSL business units identified in Part II, Item 1(a) handle orders that may, based on the discretion of a BofAS algorithm or the BofAS SOR, be routed to Instinct X. With respect to BofAS, these employees are responsible for providing Clients order routing and execution support. With respect to Instinct X, these employees are responsible for addressing Indirect Subscriber inquiries related to their orders or conditional placements routed to Instinct X. Through order and execution management systems, these employees can access real-time and post-trade order, conditional placement, and execution information only for the Indirect Subscribers covered by the respective employee. Specifically, they have system entitlements only for the accounts they cover and only have visibility into where an order was ultimately routed and/or executed, whether in Instinct X or any other market center. These employees forward any Indirect Subscriber requests for detailed trading information to the ET Products team for resolution.

ATS WORKING GROUP--This group is comprised of BANA and BofAS employees from various business, support and control functions. While these shared employees have responsibilities specific to BANA (e.g., Legal and Market Risk) and BofAS (e.g., Compliance, Business Control Officers, ETS and/or EES senior management), the ATS Working Group's mandate focuses on the ATS. ETS and EES senior management are included in the ATS Working Group to contribute to and be apprised of risk management efforts. ETS and EES senior management serve on the Working Group in their supervisory capacities. While such senior managers oversee risk for BofAS equity trading activities, neither they nor any other member of the ATS Working Group are involved in day-to-day principal trading. As such, the ATS Working Group is responsible for evaluating and reviewing

Subscriber performance, assessing Subscriber trading activity in connection with segmentation determinations (See Part III, Item 13), reviewing and approving requests for direct access to Instinct X (See Part III, Item 2), and reviewing market developments to adhere to regulatory obligations. In furtherance of this mandate, the ATS Working Group has access to aggregated Subscriber post-trade order and conditional placement execution information, which it receives from the ET Products team no less than quarterly or on an as needed basis. The members of the ATS Working Group are subject to the safeguards and oversight procedures outlined in Part II, Item 7(a).

VARIOUS CONTROL FUNCTIONS--Certain BANA employees within BANA's Legal, and Operations departments provide ancillary support to BofAS. These employees assist BofAS with tasks including responding to regulatory inquiries or performing internal audits of the electronic trading platform, including Instinct X. **For example, employees within Legal can be tasked with responding to a regulatory inquiry or examination and employees within Operations would assist in those efforts by, for example, obtaining relevant transaction data.** When providing regulatory inquiry or internal audit support related to Instinct X or trading activity within Instinct X, these employees are provided post-trade execution information to complete their Instinct X related tasks.

Item 7:   Protection of Confidential Trading Information

    a.   Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

        i.   written standards controlling employees of the ATS that trade for employees' accounts; and

        ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

Instinct X is comprised of a standalone hardware (i.e., server) and software application (collectively, the operating plant). Instinct X does not share an operating plant with any other BofAS system, but it is housed in the same data center as other BofAS systems.

BofAS maintains physical restrictions and policies and procedures designed to safeguard the confidential trading information of Subscribers. BofAS considers Subscribers' order and execution-related information, conditional placements, and data or analytics related to a Subscriber's transactions to be confidential trading information subject to protection (with the exception of post-execution transaction information typically of the type made public under reporting rules or regulations, or of an aggregated nature). Access to Subscriber confidential trading information is limited to BofAS employees and systems responsible for operating Instinct X or responsible for its compliance with applicable rules. Set forth below are the BofAS employees and systems with access to Subscriber confidential trading information, as well as a description of the applicable safeguards and oversight procedures.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

BofAS does not have any employees solely responsible for Instinct X. The shared employees described in response to Part II, Item 6(a) are the only employees who have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with Persons not authorized to receive such information. BofAS does not provide Subscriber confidential trading information to BofAS business units in furtherance of BofAS principal trading activities.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

The order and execution management systems used by the Sales and Trading employees described in response to Part II, Item 6(a) can transmit Indirect

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Subscribers' confidential trading information to the extent orders handled by a Sales and Trading employee is routed to Instinct X. These systems communicate information to Sales and Trading employees with respect to where their Clients' orders were routed and/or executed, which could be Instinct X or any other market center.

Separately, BofAS algorithms and the BofAS SOR can transmit Indirect Subscribers' confidential trading information to the extent these systems route Indirect Subscribers' orders or conditional placements to Instinct X. Neither the BofAS algorithms nor the BofAS SOR make routing determinations based on information about orders or conditional placements the respective system routes to Instinct X.

All Subscriber orders and conditional placements entering Instinct X pass through the FIX interface. The FIX interface does not retain information about the orders or conditional placements entering Instinct X. The FIX interface does not communicate order or conditional placement information to any other BofAS system.

BofAS maintains a research database containing historical trading information. The ET Products team uses this database to run queries and generate reports as described above. This database includes post-trade Subscriber confidential trading information.

BofAS employs a proprietary application for real-time monitoring of Instinct X. The MAG team uses this application to research Subscriber's orders, conditional placements, and executions and monitor the health of Instinct X (e.g., monitor the number of rejections, pending orders or conditional placements, order-to-fill ratios).

SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

Access to Instinct X, Other Relevant BofAS Systems, and Subscriber Confidential Trading Information: BofAS requires permissioned logins to access Instinct X. In addition, BANA's global cyber security efforts, including measures to detect and prevent unauthorized intrusions of BANA systems, apply to BofAS, including the operation of Instinct X.

Relevant Business Control Officers and Compliance control functions must approve all employee access to Instinct X, including the operating plant, development code (including the FIX interface), and production logs.   Any individual seeking access to Instinct X must submit a request through BofAS's Access Review Management System ("ARMS"). A registered principal must review and approve such request before an individual is granted access to Instinct X. In reviewing access requests, the registered principal considers factors including the employee's current role and whether the employee performs a function related to Instinct X. An employee's request to gain access may be denied if it is deemed to be unnecessary or inappropriate. Employees granted access to a system will have access to all Subscriber confidential trading information available in the system. If an employee changes roles, both the prior supervisor and new supervisor are required to review and adjust the employee's access entitlements to appropriately reflect the employee's new role. Additionally, all approved access requests are subject to a periodic review pursuant to BofAS's written supervisory procedures ("WSPs") described below.

Pursuant to the BofAS WSPs, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system. This WSP governs access to the interface used to view and/or interact with Instinct X's order book and how the access entitlements to Instinct X should be handled once an individual submits a request for access through the ARMS process, as well as on an ongoing basis after a registered principal has granted access to an individual. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's order book.

Pursuant to another BofAS WSP, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X's server logs, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system. This WSP governs access to the server logs and those with direct business responsibility, or who provide development or other technology support to Instinct X. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's server logs.

SEPARATION: BofAS has physical and information barriers in place to separate employees and systems with access to Subscriber confidential trading information from those not permitted to access such information. Technology department employees are located in a separate physical location from other BofAS business units—either a different building or a different floor. MAG and ET Product employees are located in the same building as other BofAS business units, but in a separate area. As noted above, Instinct X does not share an operating plant with any other BofAS system, but it is housed in the same data center as other BofAS systems.

PERSONAL TRADING RESTRICTIONS: BofAS prohibits all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Pursuant to the Associate Investment Policy these employees must enter a trade pre-approval request via the Associate Investment Monitoring ("AIM") website for every purchase and sale of a security executed in an employee investment account, which among other things, requires the approval of the employee's supervisor and the AIM Group. When requesting approval for a trade, the employee must provide certain attestations, depending on the employee's role, including whether he or she: (i) reviewed the restricted list and that there are no restrictions, (ii) has no material non-public information, (iii) is not aware that Firm is effecting or proposing to effect a principal or customer trade in the security, and (iv) has held the security for 30 days (for sells). Prior to approving any request, the employee's supervisor and the AIM Group review the attestations. BofAS imposes a 30-day minimum holding period on any approved trades. Pursuant to a BofAS WSP, on a daily basis, the registered principal (or delegate) with supervisory oversight responsibility for the relevant employee conducts a review of the employee's personal trading activity.   Specifically, the relevant supervisor or delegate receives a daily report reflecting the prior day's trade activity for each such employee. The relevant supervisor or delegate assesses whether the employee obtained the appropriate pre-approval or pre-clearance for such trades and for any red flags (e.g., excessive trading).

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, BofAS requires all employees to undergo a comprehensive screening before commencing employment and each BofAS employee is bound by and required to observe the BAC Code of Conduct, which includes provisions that address the handling of Client information and impose a duty of confidentiality.

Part III: **Manner of Operations**

Item 14: Counter-Party Selection

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes ☒   No ☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can request that their orders and conditional placements only interact with particular counterparty segment classifications, as described in Part III, Item 13. Subscribers can: (i) select the particular segment classifications with which they do and do not want to trade or, (ii) use segment classifications to preclude their orders and conditional placements from interacting with a particular capacity of orders (i.e., BofAS principal order flow (including Affiliate principal flow) or agency flow), or (iii) both (i.e., restrict interactions with particular segments and order capacities). Subscribers can submit segment classification restriction requests through the Sales team. These requests can only be implemented by a BofAS employee and are implemented after normal trading hours. Subscribers can request an analysis specific to their order flow (i.e. counterparty segment interaction) from a BofAS Sales employee.

In addition to segment classification restrictions, Subscribers can preclude their orders and conditional placements from interacting with other orders and conditional placements based on order quantity by using the MinQty attribute. Subscribers can use MinQty to exclude their orders and conditional placements from interacting with other orders or conditional placements on the basis of order arrival and residual (leaves) quantity. Subscribers communicate this order attribute-based restriction via FIX messages.

Instinct X applies a self-cross prevention feature which prevents a Subscriber order or conditional placement from crossing against an order or conditional placement originating from the same account. Note, the self-cross prevention feature will not prevent crosses between different accounts of the same Subscriber.

Item 19:   Fees

    a.   Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

~~BofAS assesses~~ **For** Direct Subscribers ~~fees to use~~accessing **Instinct X** ~~on a~~, **BofAS assesses negotiated** per share ~~basis. Such~~ fees ~~range~~for executions involving: (i) orders (ranging **from $0.001 to $0.03 per share** ~~for adding or removing liquidity. BofAS imposes fees for~~ ~~the use of~~) and (ii) **conditional placements** ~~by Direct Subscribers~~(ranging **from $0.0015 to $0.0025 per share).** **Some Clients are both Direct and Indirect Subscribers (Indirect Subscriber fees are described in response to Item 19(b)) and pay fees specific to each form of access (i.e., direct or indirect). In such circumstances, the fee associated with direct access to Instinct X** ~~may~~will **vary within the ranges above based on** ~~the total mix of services provided by BofAS~~above referenced factors**.**

BofAS individually negotiates the aforementioned per share fees with Clients in consideration of each Client's overall relationship with BofAS. The factors that BofAS will consider include: Client type (e.g., agency broker, sell side firm, low latency firm), type of trading flow (i.e., the Private Client (Retail), Broker-Dealer, Institutional and Market Maker segmentation categories defined in Part III, Item 13), trading volume, products and markets traded, and the total mix of services provided by BofAS (e.g., algorithmic strategies used, customization requests, support requirements). The per share fees necessarily vary based on the products and services that are provided to each particular Client. In all cases, the negotiated per share fees reflect the value of the services that BofAS provides the Client.

    b.   Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

For Indirect Subscribers, BofAS individually negotiates per share fees ~~and charges to~~for the bundled **use** ~~of~~ **its electronic order handling and execution services platform**~~,~~ **including**~~,~~ **but not limited to, Instinct X. These fees** ~~necessarily vary~~are negotiated **based on the** ~~products and services that are provided to each particular Client. In negotiating individual commission rates, BofAS will consider~~ each Client's overall relationship with BofAS. The

factors that BofAS will consider include: Client type, type of trading flow, trading volume, products and markets traded, connectivity/access type, and overall BofAS revenue. In all cases, the negotiated rates reflect the value of the services that BofAS provides the Client. **factors outlined above in Part III, Item 19(a). BofAS does not charge Indirect Subscribers an explicit fee for executing on Instinct X; rather, BofAS charges Indirect Subscribers a per share fee that: (i) covers** the use of **all relevant BofAS electronic order handling and execution services and (ii) is the same for executions on any trading center.**

c.   Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

BofAS does not offer rebates for the use of Instinct X. BofAS individually negotiates per share fees and charges, which may be discounted or bundled based on the factors described in Part III, Item 19(a) and (b) above.

Item 22:   Clearance and Settlement

    a.   Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

BofAS is a self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust ~~&~~ ~~Clearing Corporation~~Company ("DTC"). Accordingly, BofAS submits all trades for ~~settlement at NSCC and~~ clearing at NSCC and settlement at DTC.

Instinct X executions are cleared and settled in the same manner as any other over-the-counter transaction executed by BofAS. Thus, Instinct X does not have any unique procedures or material arrangements to facilitate the clearance and settlement of transactions. BofAS does not become a counterparty to a transaction by interposing itself between two counterparties to the transaction (BofAS will only be a counterparty to a trade in Instinct X where a BofAS principal order or conditional placement is executed in Instinct X). Instinct X communicates executions occurring within Instinct X to BofAS's trades processing system through the MIC code in FIX Tag 30 which is then submitted to BofAS's clearing system for submission to NSCC. BofAS trades with other broker-dealers are submitted to NSCC on a trade-for-trade basis, without netting. Trades between two BofAS Institutional Customers are submitted at the end of each trading day on an aggregated basis per Customer to NSCC and DTC for clearing and settlement. The legal obligation for the transaction transfers from BofAS to NSCC once BofAS receives same-day notification of receipt of the contract from NSCC.

While BofAS does not require Subscribers to a have a specific clearing arrangement, all BofAS Subscribers must have an established clearing method and provide appropriate settlement instructions to allow BofAS to ~~clear and settle~~submit their transactions ~~through~~to NSCC and DTC. Broker-dealer Subscribers may clear their transactions through a Qualified Service Representative ("QSR") agreement. Institutional Subscribers are required to submit their transactions to NSCC for clearance, either directly or through a correspondent clearing arrangement, and DTC on a delivery versus payment basis for ~~clearance or through a correspondent clearing arrangement~~settlement.